MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

                                     April 28, 2015

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 39 to Registration Statement on Form N-1A for MFS Variable Insurance Trust ("Trust I") on behalf of MFS Total Return Bond Series (formerly, MFS Research Bond Series) (the "Total Return Bond Series") (File Nos. 33-74668 and 811-8326) and Post-Effective Amendment No. 55 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II ("Trust II") on behalf of MFS Corporate Bond Portfolio (formerly, MFS Bond Portfolio) (the " Corporate Bond Portfolio") (File Nos. 2-83616 and 811-03732) (Collectively, the "Registrants")

Ladies and Gentlemen:

On behalf of Trust I and Trust II (the "Trusts"), this letter sets forth our responses to your comments of April 9, 2015, on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs"), each filed with the Securities and Exchange Commission (the "SEC") on February 24, 2015. The PEA for Trust I was filed on behalf of MFS Research Bond Series and the PEA for Trust II was filed on behalf of MFS Total Return Bond Portfolio (each, a "Fund") for the purpose of reflecting changes to each Fund's name and related investment strategies. Comments and responses apply to both Funds unless otherwise indicated.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEAs.

Response:	As requested, in connection with the filing of the above-referenced PEAs, we acknowledge the following:

Securities and Exchange Commission
April 28, 2015

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trusts from the full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)
the Trusts may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trusts note that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	Please confirm that all omitted or bracketed information will be finalized and included in the definitive filings.

Response:	We confirm that all omitted or bracketed information will be finalized and included in the definitive filings.

3.	Comment:	Please confirm comments made to the Fund's initial class prospectus will be applied to the Fund's service class prospectus.

Response:	We confirm that comments made to the Fund's initial class prospectus will be applied to the Funds' service class prospectus.

Prospectus Comments

4.	Comment:
With Respect to the Total Return Bond Series, please add disclosure to footnote 1 of the Fund's Annual Fund Operating Expenses table to further explain the Fee Reductions and/or Expense Reimbursement of 0.01%.

Response:
The 0.01% reduction is a result of a management fee waiver as described in footnote 1 of the Fund's Annual Fund Operating Expenses table.  This management fee waiver reduces the Fund's management fee for assets in the Fund in excess of $2.5 billion. As of December 31, 2014, the assets of the Fund were approximately $3.024 billion. We believe our current disclosure satisfies the requirements of Instruction 3(e) of Item 3 of Form N-1A to disclose the period for which the waiver is expected to continue, who can terminate the arrangement, and under what circumstances; therefore, we respectfully decline to amend this disclosure.

Securities and Exchange Commission
April 28, 2015

5.	Comment:
Please use consistent references to the "insurance company that issued your variable contract through which the fund is offered" in the following sections of the Fund's prospectus:  Fees and Expenses; Example; and Performance Information.

Response:	The requested change will be made as follows:

Fees and Expenses:  "This table describes the fees and expenses that you may pay when you hold shares of the fund. If the fees and expenses imposed by the insurance company that issued your variable contracts or other eligible investor through which the fund is offered were included, your expenses would be higher."

Example:  "This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. If the fees and expenses imposed by the ~~investment vehicle~~insurance company that issued your variable contracts or other eligible investor through which an investment in the fund is made were included, your expenses would be higher."

Performance Information:  "If the fees and expenses imposed by the ~~investment vehicle~~insurance company that issued your variable contracts or other eligible investor through which an investment in the fund is made were included, they would reduce the returns shown."

6.	Comment:
When referencing investment grade debt instruments and lower quality debt instruments in the Principal Investment Strategies summary and statutory sections of each Fund's prospectus, please add ratings corresponding to each category.

Response:
We are not aware of any legal requirement to include in the prospectus the ratings for investment grade debt instruments and lower quality debt instruments unless needed to define a term used in a fund's name. Please note that a description of ratings can be found under the Investment Strategies and Risk Appendix in each Fund's Statement of Additional Information. Because neither "investment grade" nor "lower quality" are included in either Fund's name, we respectfully decline to amend this disclosure.

Securities and Exchange Commission
April 28, 2015

7.	Comment:
Within the Principal Investment Strategies summary and statutory sections of each Fund's prospectus, the disclosure references less than investment grade quality debt instruments or lower quality debt instruments. Please revise the description of "lower quality debt instruments" to include "commonly known as junk bonds."

Response:
Please note that we have revised references to lower quality debt instruments to reference below investment grade quality debt instruments throughout the summary and statutory in our Principal Investment Strategies and Principal Risks sections in order to use consistent terminology and simplify the disclosure. We are not aware of any legal requirement to include "commonly known as junk bonds" in summary or statutory investment strategy disclosure relating to lower quality or less than investment grade debt instruments. Please note that the Credit Risk paragraph within the Principal Risks Summary section of the prospectus includes a reference to "junk bonds" as follows:  "(commonly referred to as “high yield securities” or “junk bonds”)."

8.	Comment:	Please disclose whether either Fund has any requirements as to duration or maturity when investing in debt instruments.

Response:	Neither Fund has an investment strategy of managing its debt instruments to have a certain duration, maturity, or maturity range. Therefore, we respectfully decline to amend this disclosure.

9.	Comment:
With respect to the Corporate Bond Portfolio, asset-backed securities are included in the "Principal Investment Types" section of the statutory prospectus. If investing in asset-backed securities is considered a principal investment type of the Fund, please consider adding asset-backed securities to the applicable Principal Investment Strategies sections of the Fund's prospectus.

Response:
Asset-backed securities are not considered a principal investment strategy of the Fund; therefore, we have removed "Asset-Backed Securities" from the Principal Investment Type sections of the Fund's prospectus.

Securities and Exchange Commission
April 28, 2015

10.	Comment:	With respect to the Total Return Bond Series, please disclose the types of swaps in which the Fund may invest.

Response:
We are not aware of any legal requirement to list the specific types of swaps in which the Fund invests. We believe our current disclosure satisfies the requirements of Items 4 and 9 of Form N-1A to disclose the principal investment types in which the fund is expected to invest. MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments. Depending on market conditions and other factors, different types of derivatives may be most efficient and effective way to use derivatives, and we do not believe it is necessary or appropriate to list every type of derivative that the Fund might use. Therefore, we respectfully decline to amend this disclosure. Please note that further, more detailed information about swaps can be found in the Investment Strategies and Risks Appendix in the Fund's Statement of Additional Information, including reference to credit default swaps and total return swaps.

11.	Comment:	With respect to the Total Return Bond Series, if the Fund invests in total return swaps, please describe total return swaps in the Fund's prospectus or Statement of Additional Information.

Response:	Please note that the following was added to the Investment Strategies and Risks Appendix under the heading "Swaps" in the Fund's Statement of Additional Information:

"Swaps can be closed out by physical delivery of the underlying indicator(s) or payment of the cash settlement on settlement date, depending on the terms of the particular agreement. For example, in certain credit default swaps on a specific security, in the event of a credit event one party agrees to pay par on the security while the other party agrees to deliver the security. Other swap agreements provide for cash settlement. For example, in a typical interest rate swap, one party agrees to pay a fixed rate of interest determined by reference to a specified interest rate or index multiplied by a specified amount (the “notional amount”), while the other party agrees to pay an amount equal to a floating rate of interest determined by reference to an interest rate or index which is reset periodically and multiplied by the same notional amount. Or for example, in a total return swap, one party agrees to make a series of payments to another party based on changes in market value of the underlying indicator during a specified period, while the other party agrees to make a series of payments calculated by reference to an interest rate or other agreed upon amount.  On each payment date, the obligations of parties are netted against each other, with only the net amount paid by one party to the other.

Securities and Exchange Commission
April 28, 2015

12.	Comment:	With respect to the Total Return Bond Series, if the Fund does invest in total return swaps, please note that the Fund is subject to asset segregation requirements.

Response:	We confirm that the Fund is aware of the asset segregation requirements for investing in total return swaps.

13.	Comment:	With respect to the Total Return Bond Series, if the Fund invests in credit default swaps, please confirm that the Fund segregates the full notional amount.

Response:
If the Fund is the buyer of a credit default swap, the Fund segregates assets with a value equal to the total amount of the premium payments required until the maturity of the swap. If the Fund is the seller of the credit default swap, the Fund segregates assets with a value equal to the full notional value of the swap.

14.	Comment:
Please confirm that you have reviewed the SEC's letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, regarding Derivatives-Related Disclosures by Investment Companies (the "Derivatives Letter"), and conform each Fund's disclosure to the guidance provided in that letter.

Response:
We reviewed the Derivatives Letter and believe that each Fund's derivatives disclosure is consistent with the guidance provided in the Derivatives Letter. With respect to Corporate Bond Portfolio, the use of derivatives is not a principal investment strategy of the Fund. With respect to Total Return Bond Series, the use of derivatives may be a principal investment strategy for the Fund, and we believe the Fund's investment strategy and risk disclosure regarding derivatives is appropriate for the Fund.

Securities and Exchange Commission
April 28, 2015

15.	Comment:
With respect to the Total Return Bond Series, please confirm that the management fee waiver of less than 0.01% in the Management of the Fund-Investment Adviser section of the prospectus is the same management fee waiver included in the "Fee Reductions and/or Expense Reimbursements" line in the Annual Fund Operating Expenses table and described in footnote 1 to the table. If so, please disclose the actual reduction amount in the Annual Fund Operating Expenses table and in the Management of the Fund-Investment Adviser section of the prospectus.

Response:
The less than 0.01% management fee waiver described in the Management of the Fund-Investment Adviser section of the prospectus is not related to the 0.01% management fee waiver reduction in the Annual Fund Operating Expenses table. The less than 0.01% management fee waiver described in the Management of the Fund-Investment Adviser section of the prospectus relates to a waiver of a portion of a fund's management fee based on assets of all of the MFS funds. This management fee waiver was not disclosed in Annual Fund Operating Expenses table because it does not qualify for inclusion in the Annual Fund Operating Expenses table under Item 3(3)(e) of Form N-1A as the waiver is not required to be in effect for at least a year.

16.	Comment:	Under the heading How to Purchase, Redeem, and Exchange Shares, please define "valuation time" at first use.

Response:	Please note that we have revised our disclosure under the heading How to Purchase, Redeem, and Exchange Shares as follows:

"An order submitted to the fund’s designee ~~by the valuation time~~ will receive the net asset value next calculated after the order is received by the fund's designee, provided that the fund receives notice of the order generally by 11:00 a.m., Eastern time, on the next day on which the New York Stock Exchange (the “NYSE”) is open for trading."

Securities and Exchange Commission
April 28, 2015

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                     Sincerely,

                                     SUSAN A. PEREIRA
                                     Susan A. Pereira
                                     Assistant Secretary

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